
May 6, 2013

Via E-mail
Ruth Porat
Executive Vice President and Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

> **Re:** **Morgan Stanley**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-11758**

Dear Ms. Porat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 63

Institutional Securities Income Statement Information, page 66

2012 compared with 2011, page 68

1.   We note that advisory revenues from merger, acquisition, and restructuring transactions were $1,369 million in 2012, a decrease of 21% from 2011, reflecting lower completed market volumes. Please consider revising your future filings to disclose industry-specific trends such as market volumes and volatilities.

Item 9A. Controls and Procedures

2. We note on page 153 that during the third quarter of 2012 you identified activities related to certain loans that had been reported as cash flows from operating activities that should have been presented as cash flows from investing activities. As a result, you corrected the previously presented cash flows for these loans and in doing so, the consolidated statements of cash flows for 2011 and 2010 were adjusted to increase net cash flows from operating activities by $9.2 billion and $0.3 billion, respectively, with corresponding decreases in net cash flows from investing activities. You have also indicated that you have evaluated the effect of the incorrect presentation, both qualitatively and quantitatively, and concluded that it did not have a material impact on, nor require amendment of, any previously filed annual or quarterly consolidated financial statements. Please address the following:

- Explain to us the nature of the loan activities that you identified to support the reclassification of the related cash flows from operating activities to investing activities.

- Tell us how the identification and correction of this error impacts your conclusion on the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2011.

- Tell us how and by whom this error was identified.

- Tell us the nature of the controls that have been put in place to remediate this error and prevent similar errors from re-occurring. Tell us when those controls were implemented and tested. Please reconcile the implementation of these controls with your conclusion on page 292 that no change in your internal controls over financial reporting occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to material affect, your internal control over financial reporting.

- Please provide us with your SAB 99 materiality analysis that supports your conclusion that the incorrect presentation is not material to previously reported periods.

3. Please explain how you assessed that the combination of the various errors, and control deficiencies that permitted the errors to occur, did not affect your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2012 and 2011. Specifically, given the error on the statement of cash flows, the out-of-period pre-tax gain of $109 million due to the incorrect application of hedge accounting on certain derivative contracts previously designated as net investment hedges of certain foreign subsidiaries as discussed on page 219, and the out of period net tax provision of $157 million resulting from an

overstatement of deferred tax assets as discussed on page 265, as well as any other deficiencies that you may have identified, tell us how your conclusion regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting as of December 31, 2012 and December 31, 2011 was not affected.

4.   As noted above, you state on page 292 that there has been no change to your internal control over financial reporting that occurred during the quarter ended December 31, 2012 that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Tell us how you considered the various new controls and related processes implemented as a result of the errors identified and corrected during the period. As part of your response, please tell us any new controls and processes put into place to prevent these types of errors from recurring in the future and tell us when they were put into place and tested for you to view them as operating effectively as of December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief